Exhibit 23.7

Bär & Karrer
Brandschenkestr. 90
P.O. Box 661
CH—8027 Zurich / Switzerland

Zurich, 5 April 2004

        We hereby consent to the use of our name in the Registration Statement on Form S-1 to be filed on the date hereof by AXIS Capital Holdings Limited with the Securities and Exchange Commission (the "Commission"). In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 as amended or the rules and regulations of the Commission thereunder.

        Our advice as special counsel Swiss counsel to AXIS Re concerning material Swiss tax conisderations in relation to the Swiss branch of AXIS Re ("AXIS Re Europe") relies on the accuracy of factual statements and documents received from AXIS Re. We did no conduct any due diligence in that respect. Our advice is based on Swiss law as currently in effect.

With kind regard,

/s/ BÄR & KARRER Bär & Karrer